Exhibit 99.1

news release

Hydro One provides updates on the impact of regulatory decisions on deferred tax asset

TORONTO – March 11, 2019 – As announced on March 7, 2019, Hydro One Networks Inc. received decisions from the Ontario Energy Board (“OEB”) with respect to the deferred tax benefit that arose from the payment of a departure tax at the time of Hydro One Limited’s transition to an investor-owned company. As disclosed previously in the 2018 audited annual financial statements and the related management’s discussion and analysis of each of Hydro One Limited and Hydro One Inc., this decision is expected to result in a one-time decrease in net income of up to approximately $885 million, and an annual decrease to funds from operations in the range of $50 million to $60 million. The company continues to consider appropriate next steps relating to the OEB’s decision on the deferred tax asset.

Hydro One Limited and Hydro One Inc. plan to file updated audited annual financial statements and the related management’s discussion and analysis to reflect these subsequent developments in connection with filing their annual reports on Form 40-F with the U.S. Securities and Exchange Commission, so that they will contain the current information required at the time of that filing.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, over C$26.4 billion in assets and 2018 annual revenues of over C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release and the decisions to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Such statements include, but are not limited to: expectations regarding a one-time decrease in net income and expected annual decreases to funds from operations; and the company’s consideration of next steps relating to the OEB’s decision on the deferred tax asset. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Media: Jay Armitage, Corporate Communications, media.relations@hydroone.com, 416-345-6868; Investors: Omar Javed, Investor Relations, investor.relations@hydroone.com, 416-345-5943